December 8, 2020
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Horizon Kinetics Inflation Beneficiaries ETF (the “Fund”)
File Nos. 333-215588 and 811-23226
Dear Mr. Sutcliffe:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 67 to the Trust’s Registration Statement on Form N-1A filed October 13, 2020 (SEC Accession No. 0000894189-20-008293) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.    Please provide a completed fee table and expense example.
Response:    The Fund’s completed fee table and expense example are shown below:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$87	3 Years:	$271
Comment 2.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:    The Trust confirms that there are no fee waiver, reimbursement or recoupment arrangements in place for the Fund.

Comment 3.    If the Fund expects that the acquired fund fees and expenses will exceed 0.01%, please disclose the information required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.
Response:    The Fund does not expect that the acquired fund fees and expenses will exceed one-half of one basis point. As a result, no changes have been made to in response to the above comment.
Comment 4.    The Staff notes its view that the reference to “inflation beneficiaries” in the Fund’s name suggests a type of investment and therefore the Fund is required to adopt an 80% policy pursuant to Rule 35d-1 to invest in inflation beneficiaries. Please revise the Fund’s name or include an appropriate 80% policy.
Response:    The Trust notes that the term “inflation beneficiaries” is used to describe the Fund’s strategy of investing in companies that the Adviser believes, for a variety of reasons identified through its investment analysis, will benefit from inflationary pressures. The term is not intended to, and does not, reference a particular type of investment. As a result, the Trust does not believe the Fund’s name is within the scope of Rule 35d-1. Moreover, the Trust does not believe that the inclusion of the term in the Fund’s name is materially deceptive or misleading under Section 35(d), or would otherwise lead an investor to believe that the Fund invests primarily in a specific type of investment that differs from the Fund’s investment universe as described by its principal investment strategy. Consequently, the Trust respectfully declines to change the Fund’s name or adopt the suggested 80% policy.
Comment 5.    If the Fund will invest in derivatives as part of its principal investment strategies, please ensure the disclosure regarding derivative instruments includes only those in which a Fund will principally invest. Please also ensure that the derivatives risk disclosure is tailored to address the principal risks posed by those instruments to the Fund. See generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) (the “Barry Miller letter”).
Response:    The Fund will not invest in derivatives as part of its principal investment strategies.
Comment 6.    Please disclose the risk to the Fund of inflation not increasing materially in the foreseeable future.
Response:    The Trust has revised the “Active Management Risk” disclosure under “Principal Investment Risks” as follows:
....The Adviser seeks to select for the Fund equity securities of companies that it expects to benefit, either directly or indirectly, from rising prices of real assets that are sensitive to inflationary pressures. To the extent the Adviser’s expectations for increases in the prices of real assets do not materialize (for example, because inflation did not materially increase for a period of time), the Fund may underperform other funds. Similarly, if the Adviser’s judgments about the extent to which a company will benefit from increases in the prices of real assets prove to be incorrect, the value of such companies, and consequently the Fund, may decline.
Comment 7.    We note that the principal risks appear in alphabetical order for the Fund. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the

Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Trust, therefore, respectfully declines the Staff’s comment.
Comment 8.    In the “ETF Risks” section, please disclose that purchase and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs and disclose that these costs could include brokerage costs or taxable gains/losses that it might not have incurred if it had made redemption in-kind. In addition, disclose that these costs could be imposed on the ETF and thus decrease the ETFs net asset value to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
Response:    The Fund intends to process purchases and redemptions of creation units primarily in-kind and thus, does not believe the risks related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the requested risk.
Comment 9.    With respect to the Fund’s investments in MLPs, the Staff notes that if the Fund retains an investment until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates.
a) Please disclose that shareholders may receive a corrected 1099.
b) Additionally, if the Fund invests in an equity MLP, please confirm if equity MLPs include general partnership interests in an MLP.
c) With respect to the following sentence: “In addition, most MLPs are fairly leveraged and typically carry a portion of a ‘floating’ rate debt.” Please clarify this sentence.
Response:    a) The requested change has been made, and applicable disclosure has been added under “Federal Income Taxes” in the Fund’s Statement of Additional Information.
b) The Trust confirms the following has been added to the Prospectus: “The Fund’s investment in equity interests of MLPs may include both general partnership interests and limited partnership interests of MLPs.”
c) The Fund has clarified the disclosure to explain that MLPs are leveraged investments and are subject to interest rate risk as higher interest rates generally result in increased costs associated with MLPs’ floating rate debt.
Comment 10.    In reference to the Fees and Expense Table, it appears to the Staff that “current income expense” and “deferred income expense” sub-captions to “other expenses” would be appropriate due to the Fund’s investments in MLPs. If the Fund expects to accrue such expenses, the the Staff would expect to see these sub-captions in the Fees and Expense Table.
Response:     The Fund does not expect to have current income expense or deferred income expense and therefore respectfully declines to add these line items to the Fees and Expenses Table.
Comment 11.    The Staff expected to see energy sector risk disclosure. Please consider adding such risk disclosure or assert energy sector risk disclosure is not needed and why.
Response:     The requested change has been made.

Comment 12.    Under “Additional Information About the Funds - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 13.    Under “Additional Information About the Funds - Investment Objective”, please disclose whether the Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect the Fund’s performance.
Response:     The Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.
Comment 14.    Under “Additional Information About the Funds - Principal Investment Risks”, the last sentence of the “Royalty Trust Risk” states: “The Fund’s investment in royalty trusts may result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the royalty trusts’ operating expenses in addition to paying Fund expenses.” Please explain how these indirect royalty trust expenses are accounted for in the Fees and Expense table.
Response:     The Trust notes that such expenses are only indirectly borne by shareholders, as they are expenses generally incurred and paid by the royalty trust and not the Fund. Because these expenses are not directly paid by the Fund, they are not reflected in the Fund’s Fees and Expenses Table.
Statement of Additional Information
Comment 15.    Under “Investment Restrictions”, the first sentence of the concentration investment restriction states: “Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries. ” Please remove the word “related” as it is not a part of Section (8)(b)(1) of the Investment Company Act of 1940.
Response:     The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes of determining concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary